# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sotera Health Co., CIK 0001822479
CUSIP: 83601L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9100 South Hills Blvd, Suite 300, Broadview Heights, Ohio (OH), 44147
Date of event which requires filing of this statement: 05/13/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001827977

## Reporting persons
- GTCR INVESTMENT XI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GTCR FUND XI/A LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GTCR FUND XI/C LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GTCR CO-INVEST XI LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GTCR PARTNERS XI/A&C LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sotera Health Co.
Address of issuer's principal executive offices: The Company's principal executive offices are located at 9100 South Hills Blvd, Suite 300, Broadview Heights, OH, 44147.

## Item 2. Person Filing
Name of person filing: This Amendment No. 7 to Schedule 13G is being filed jointly by (i) GTCR Investment XI LLC, a Delaware limited liability company ("Investment XI"), (ii) GTCR Fund XI/A LP, a Delaware limited partnership ("Fund XI/A"), (iii) GTCR Fund XI/C LP, a Delaware limited partnership ("Fund XI/C"), (iv) GTCR Co-Invest XI LP, a Delaware limited partnership ("Co-Invest XI", and together, with Fund XI/A and Fund XI/C, the "GTCR XI Funds" or "GTCR Investors"), and (v) GTCR Partners XI/A&C LP, a Delaware limited partnership ("Partners XI/A&C"), which is the general partner of each of Fund XI/A and Fund XI/C. Investment XI is the general partner of Co-Invest XI and Partners XI/A&C. Investment XI is managed by a board of managers (the "GTCR Board of Managers") consisting of Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, David A. Donnini, Constantine S. Mihas and Collin E. Roche, and no single person had voting or dispositive authority over the shares of Common Stock. The GTCR XI Funds, Partners XI/A&C and Investment XI are collectively referred to herein as the "GTCR Reporting Persons".
Address of principal business office or, if none, residence: The principal business address of each of the GTCR Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of May 13, 2026, the GTCR Reporting Persons no longer own any shares of Common Stock. This filing represents an exit filing for the GTCR Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
(1) The GTCR Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The joint filing agreement among the GTCR Reporting Persons to file this Amendment No. 7 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is incorporated by reference as Exhibit 99.1.

(2) Each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the issuer other than the shares of Common Stock of the issuer owned of record by such GTCR Reporting Person.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by GTCR Investment XI LLC, GTCR Fund XI/A LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP and GTCR Partners XI/A&C LP dated as of February 11, 2022, which was previously filed with the Commission as Exhibit A to Amendment No. 1 to Schedule 13G filed by GTCR Investment XI LLC, GTCR Fund XI/A LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP and GTCR Partners XI/A&C LP on February 11, 2022 with respect to the shares of common stock of Sotera Health Co.

## Signatures
- GTCR INVESTMENT XI LLC: /s/ Jeffrey Wright, Jeffrey Wright, Chief Legal Officer (05/15/2026)
- GTCR FUND XI/A LP: /s/ Jeffrey Wright, Jeffrey Wright, Chief Legal Officer of GTCR Invest. XI LLC, the general partner of GTCR Partners XI/A&C LP, the general partner of GTCR FUND XI/A LP (05/15/2026)
- GTCR FUND XI/C LP: /s/ Jeffrey Wright, Jeffrey Wright, Chief Legal Officer of GTCR Invest. XI LLC, the general partner of GTCR Partners XI/A&C LP, the general partner of GTCR FUND XI/A LP (05/15/2026)
- GTCR CO-INVEST XI LP: /s/ Jeffrey Wright, Jeffrey Wright, Chief Legal Officer of GTCR Investment XI LLC, the general partner of GTCR CO-INVEST XI LP (05/15/2026)
- GTCR PARTNERS XI/A&C LP: /s/ Jeffrey Wright, Jeffrey Wright, Chief Legal Officer of GTCR Investment XI LLC, the general partner of GTCR PARTNERS XI/A&C LP (05/15/2026)